UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 21, 2026, ChowChow Cloud International Holdings Limited (the “Company”) issued a press release announcing an update regarding the previously disclosed securities purchase agreement entered into by the Company and an investor on June 16, 2026 (the “Securities Purchase Agreement”).

As previously disclosed, the Securities Purchase Agreement provides for the issuance and sale of 862,069 ordinary shares of the Company at a purchase price of $0.58 per share, for an aggregate purchase price of $500,000.

As of October 21, 2026, the Company has not received the full purchase price required to close the transaction. The Company has informed the investor that, unless the outstanding balance is paid in full by October 30, 2026, the Company will terminate the Securities Purchase Agreement.

As of October 21, 2026, the transaction has not closed, and no ordinary shares have been issued pursuant to the Securities Purchase Agreement.

A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 21, 2026.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChowChow Cloud International Holdings Limited

Date: October 21, 2026	By:	/s/ Yee Kar Wing
	Name:	Yee Kar Wing
	Title:	Chairman of the Board and Chief Executive Officer

3